Mail Stop 3561

March 6, 2009

Kirk Thompson
President and Chief Executive Officer
J.B. Hunt Transport Services, Inc.
615 J.B. Hunt Corporate Drive
Lowell, AR 72745-0130

Re: **J.B. Hunt Transport Services, Inc.**
                Form 10-K for the Year Ended December 31, 2007
                Filed February 29, 2008
                Schedule 14A filed March 17. 2008
                File No. 000-11757

Dear Mr. Thompson:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Regards,

Susan Block
Attorney-Advisor